As filed with the Securities and Exchange Commission on January 22, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of January 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  . . X . .  Form 40-F . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  . . . . .       No . . X . .

                                  [METRO LOGO]


FOR IMMEDIATE RELEASE                                            20 January 2003



                            ONE YEAR FOLLOW-UP REPORT


Metro International S.A. ("Metro"), the international newspaper group, today announced that it has received notification from the Stockholm Stock Exchange (Stockholmsborsen) that Metro's shares are to be placed on the O-List's `Observation' list (O-listans observationsavdelning).

The Stockholm Stock Exchange commissions a follow-up review of developments at all companies one year after the listing of their shares on the Exchange. Based on an initial draft of the review of Metro, the Stockholm Stock Exchange states that the structure of Metro's Board of Directors does not fulfill the Exchange's requirements regarding the appointment of independent Board Directors and that Metro has not provided sufficient information to enable the follow-up review to be completed satisfactorily.

Pelle Tornberg, President and CEO of Metro, commented: "We are surprised. We announced on 30 August 2002, following the death of former Chairman Jan Hugo Stenbeck, that we had initiated a search for a new Non-Executive Chairman and we will urgently address the issue of independent representation on the Board of Directors. We are in the process of determining the additional information that is required and will immediately provide it to the Exchange in order to enable the rapid finalization of the review".

Metro International S.A. `A' and `B' shares were listed on the Stockholmborsen's `O-List' on 8 February 2001 and are also listed on the NASDAQ stock market.


For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.


                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          By: /s/ Anders Fullman
                                             -------------------
                                          Name:   Anders Fullman
                                          Title:  Vice President
                                                  of Metro International SA


Date:    January 22, 2003